UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Hani Ramadan

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Safwan Said

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

December 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 26,971,457
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,971,457
11.	Aggregate amount beneficially owned by each reporting person 26,971,457
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.7%*
14.	Type of reporting person OO

*	Based on the 197,532,637 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 13, 2015 were issued and outstanding as of September 30, 2015.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 26,971,457
	9.	Sole dispositive power 0
	10.	Shared dispositive power 26,971,457
11.	Aggregate amount beneficially owned by each reporting person 26,971,457
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.7%*
14.	Type of reporting person CO

*	Based on the 197,532,637 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 13, 2015 were issued and outstanding as of September 30, 2015.

INTRODUCTORY STATEMENT

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC (together with the Stockholder, the “Reporting Persons”) on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”) and Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. The purpose of this Amendment No. 6 is to report an increase in the Reporting Persons’ percentage beneficial ownership of Ordinary Shares caused in part by a decrease in the number of Ordinary Shares outstanding and in part by an increase in the beneficial ownership in connection with purchases of Ordinary Shares effected pursuant to a stock purchase agreement as described in more detail below.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding to the final paragraph thereof the following information:

On November 12, 2015, the Stockholder entered into an open market trading program with its broker (the “Program”) under which it instructed its broker to purchase up to 4,000,000 Ordinary Shares, subject to certain price and other limitations stated therein. As of December 15, 2015, the broker has purchased 124,846 Ordinary Shares under the Program. Such 124,846 Ordinary Shares were purchased in open market transactions on December 14, 2015 at a weighted average price per Ordinary Share of USD 39.1273.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the final paragraph thereof with the following information:

The Reporting Persons are the beneficial owners of 26,971,457 Ordinary Shares of the Issuer. That number of shares represents 13.7% of the aggregate of 197,532,637 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on November 13, 2015 were issued and outstanding as of September 30, 2015.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 4.

ITEM 7.	INFORMATION TO BE FILED AS EXHIBITS

EXHIBIT 99.20	Program, dated as of November 12, 2015, between the Stockholder and Deutsche Bank Securities Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2015

WAHA AC COÖPERATIEF U.A.

By:	/s/ Hani Ramadan
Name:	Hani Ramadan
Title:	Managing Director

WAHA CAPITAL PJSC

By:	/s/ Safwan Said
Name:	Safwan Said
Title:	Attorney

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